October 19, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Wise Sales, Inc. Registration Statement on Form S-1 Filed May 4, 2009 and amended on January 21, 2010 and February 22, 2010

Dear Mr. Ownings:

We have reviewed your comments dated March 9, 2010 pertaining to our filing and have the following comments.  The page references are to the S-1 that was filed on February 22, 2010.

Description of Business (page 19)

General Information (page 19)

Question 1:  Pursuant to your comment, we have amended our response to include some specificity as to the nature of the advertising platform partners with who Wise Sales hopes to enter into contractual relationships.  We have also disclosed that Wise Sales does not yet have any contractual relationships with such advertising platforms.  We have conformed all of the disclosures in the documents.
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Question 2:  Pursuant to your comment, the disclosures have been conformed throughout the document.  Wise Sales does not yet have a contractual relationship with Wise Exchange, LLC.

Industry Background (page 19)

Question 3:  Pursuant to your comment, we have changed the “Industry Background” disclosures on page 19.  The stales disclosures have been removed and replaced with fresh information.
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The BIA/Kelsey related disclosures (“BIA/Kelsey Forecasts U.S. Local Advertising Revenues to Reach $144.9B in 2014”) can be found at http://www.kelseygroup.com/press/pr220210.asp.

The “IAB Internet Advertising Report”, prepared by PriceWaterhouseCoopers LLP and released in October 2009, can be found at http://www.iab.net/media/file/IAB-Ad-Revenue-Si-month-2009.pdf.

Financial Statements (page F-1)

Question 4:  Pursuant to your comment, the reviewed interim financial statements for the nine months ending September 30, 2009 have been replaced by reviewed financial statements for the six months ending June 30, 2010, and the audited financial statements for the year ending December 31, 2008 have been replaced by audited financial statements for the years ending December 31, 2009 and 2008.

Notes to Consolidated Financial Statements

Note 3 – Capital Stock (page F-10)

Question 5:  Pursuant to your comment, we have amended our response to include a description of the determination of the fair value of common stock at each grant or issue date.

Interim Financial statements for the nine months ended September 30, 2009 (F-11)

Question 6:  Pursuant to your comment, we have amended our response to include a revision in references to accounting standards according to the appropriate sections of the Accounting Standards Codification.

Note 6 – Subsequent Events (page F-19)

Question 7: Your comment is no longer relevant as the interim financial statements for the nine month period ending September 30, 2009 have been replaced by the financial statements for the six month period ending June 30, 2010.

Exhibit 5.  Opinion of Joseph L. Pittera, Esq.

Question 8:  Pursuant to your comment in your letter dated March 9, 2010, counsel has amended his opinion.

Sincerely,

(signed) Joseph L. Pittera

Joseph Lambert Pittera, Esq.
Law Office of Joseph Lambert Pittera, Esq.
2214 Torrance Boulevard, Suite 101
Torrance, California 90501
Telephone:  (310) 328, 3588
Facsimile Number:  (310) 328-3063